June 14, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Media General, Inc.

Amendment No. 2 to

Registration Statement on Form S-4

Registration No. 333-166573

Ladies and Gentlemen:

We are hereby submitting on behalf of Media General, Inc. (the “Company”) Amendment No. 2 to the Registration Statement on Form S-4 in connection with the Company’s offer to exchange $300,000,000 aggregate principal amount of 11 3/4% Senior Secured Notes due 2017, for the same aggregate principal amount of substantially identical 11 3/4% Senior Secured Notes due 2017 originally issued by the Company on February 12, 2010 in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Should you have any questions or require any additional documents or information please contact me at 804-775-1054 (jsellers@mcguirewoods.com).

Very truly yours,

/s/ Jane Whitt Sellers

June 14, 2010

VIA EDGAR AND HAND DELIVERY

Julie F. Rizzo, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Media General, Inc.

Amendment No. 2 to Registration Statement

on Form S-4 Filed June 14, 2010

File No. 333-166573

Dear Ms. Rizzo:

We are responding on behalf of our client, Media General, Inc. (the “Company”), to your letter to Mr. Marshall N. Morton, dated June 10, 2010. Simultaneously with the submission of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement on Form S-4 (“Amendment No. 2”).

This letter, together with Amendment No. 2, responds to the comments in your letter dated June 10, 2010. Amendment No. 2 is marked to show changes from Amendment No. 1 filed June 4, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

This letter repeats the comments from your letter of June 10, 2010, together with responses on behalf of the Company.

Material U.S. Federal Income Tax Considerations of the Exchange, page 81

1.	We note your response to our prior comment 4 and reissue our comment in part. Please revise this section to clearly state that this section is counsel’s opinion.

The referenced section has been revised to respond to this comment.

2.

We note your response to our prior comment 8. Please revise the last sentence of this section and the last sentence of the second paragraph to state that investors are encouraged to consult their own tax advisors, rather than using the words should

June 14, 2010

or urged.

The referenced sentences have been revised accordingly.

Exhibit 5.1

3.	Please have counsel confirm that the reference in the third to last paragraph to the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and the laws of the State of Texas under Title 2 of the Texas Business Organizations Code, includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Delaware and the state of Texas, respectively.

In rendering its legal opinion contained in Exhibit 5.1, counsel confirms that the reference to the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and the laws of the State of Texas under Title 2 of the Texas Business Organizations Code, includes all of the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Delaware and the state of Texas, respectively.

Exhibit 8.1

4.	We note your response to our prior comment 3; however, please revise the first sentence of the second paragraph to clarify that all material U.S. federal income tax consequences have been discussed rather than just “certain” consequences.

The first sentence of the second paragraph has been revised accordingly.

5.	We note that you have elected to provide a short form tax opinion but that counsel merely states in the third to last paragraph that the tax section of the registration statement is an accurate general description of the United States federal income tax consequences described therein. If you choose to retain the short form opinion, please clearly indicate that the registration statement disclosure regarding tax consequences is counsel’s opinion.

The referenced statement has been revised to respond to this comment.

As indicated in your letter dated June 10, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated June 10, 2010.

June 14, 2010

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Amendment No. 2 to the Registration Statement may be directed to the undersigned at (804) 775-1054.

Very truly yours,

/s/ Jane Whitt Sellers

Jane Whitt Sellers

cc:	Michelle Lacko, Staff Attorney, Division of Corporation Finance
Mr. Marshall N. Morton
George L. Mahoney, Esquire
Mr. John A. Schauss
Mr. Jack A. Butler